Exhibit 99.1

iQIYI Announces Proposed Offering of Convertible Senior Notes

BEIJING, March 1, 2023 /PRNewswire/ —iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced the commencement of an offering by the Company of US$600 million aggregate principal amount of its convertible senior notes due 2028 (the “Notes”), subject to market and other conditions (the “Notes Offering”).

The Notes will be senior, unsecured obligations of the Company. The Notes will rank effectively junior to any of the Company’s secured indebtedness (including certain Company’s obligations related to the outstanding convertible notes due 2028) to the extent of the value of the assets securing such indebtedness. The Notes will mature on March 15, 2028, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to maturity, unless certain tax-related events occur or, subject to certain conditions, on or after March 20, 2026. Holders of the Notes may require the Company to repurchase all or part of their Notes in cash on March 16, 2026 or in the event of certain fundamental changes. Holders of the Notes may not convert the Notes at any time on or prior to the 40th day following the last date of the original issuance of the Notes (such date, the “Compliance Period End Date”). After the Compliance Period End Date and prior to the close of business on the business day immediately preceding September 15, 2027, the Notes will be convertible only if certain conditions are met. On or after September 15, 2027 until the close of business on the second scheduled trading day immediately preceding the maturity date, the Notes will be convertible at the option of the holders at any time. Upon conversion, holders will receive cash, the American Depositary Shares, each representing seven Class A ordinary shares, with par value of $0.00001 per share, of the Company (the “ADSs”) or a combination of cash and ADSs, at the election of the Company. The interest rate, initial conversion rate and certain other terms of the Notes will be determined at the time of pricing of the Notes.

The Notes are offered in offshore transactions outside the United States to non-U.S. persons in compliance with Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes (if any) and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or any other applicable securities laws, and may not be sold or otherwise transferred except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any other applicable securities laws. No public offering of the Notes, the ADSs deliverable upon conversion of the Notes (if any) and the Class A ordinary shares represented thereby is being made into the United States.

The Company intends to use the net proceeds from the Notes Offering for repayment and/or repurchase of the existing debt securities. Any such repurchase (including the related market activity by holders of the relevant debt securities) could affect the market price of the Company’s ADSs and the trading price of such debt securities. Holders of the Company’s debt securities who dispose of their securities in a negotiated repurchase with the Company (in particular, holders that employ a convertible arbitrage strategy with respect to such debt securities), if any, may purchase the Company’s ADSs in the market and/or in privately negotiated transactions and/or enter into or unwind economically equivalent derivative transactions with respect to the Company’s ADSs to hedge their exposure in connection with the relevant securities. In addition, certain purchasers of the Notes may establish a short position with respect to the Company’s ADSs by short selling the Company’s ADSs or by entering into short derivative positions with respect to the Company’s ADSs, in each case, in connection with the Notes Offering. Any of the above activities could affect the market price of the Company’s ADSs or the trading price of the Notes or the outstanding debt securities of the Company.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending Notes Offering, and there can be no assurance that such transaction will be completed.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a daily subscriber base of more than 100 million, and its diversified monetization model includes membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing or whether any of the transactions referred to herein will be completed and the terms on which it will be completed. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

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